June 25, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara Ransom
Scott Anderegg
Robert Babula
Andrew Blume

Re:	The RealReal, Inc.
Registration Statement on Form S-1
File No. 333-231891

Acceleration Request
Requested Date: June 27, 2019
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The RealReal, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-231891 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on June 27, 2019, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Hank Barry of Sidley Austin LLP at (650) 565-7005.

Very truly yours,

/s/ Dana DuFrane

Dana DuFrane

General Counsel

cc:	Julie Wainwright, Chairperson and Chief Executive Officer, The RealReal, Inc.
Matt Gustke, Chief Financial Officer, The RealReal, Inc.
Hank V. Barry, Sidley Austin LLP
Martin A. Wellington, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.